                                                Filed Pursuant to Rule 424(b)(3)
                                                   Registration Number 333-50031

 PROSPECTUS SUPPLEMENT DATED AUGUST 14, 1998 TO PROSPECTUS DATED APRIL 30, 1998

         Integrated Electrical Services, Inc. reported operating results for the nine and three months ended June 30, 1998 as follows:

                      INTEGRATED ELECTRICAL SERVICES, INC.
                          SUMMARY RESULTS OF OPERATIONS
                (Dollars in Thousands, Except Per Share Amounts)
                                   (Unaudited)

                                                         Nine Months Ended           Three Months Ended
                                                              June 30,                     June 30,
                                                       -----------------------     -----------------------
                                                          1997         1998          1997           1998
                                                       ---------     ---------     ---------     ---------
                                                                (Pro Forma)       (Pro Forma)

Revenue ..........................................     $ 250,296     $ 303,077     $  87,258     $ 115,287
Gross profit .....................................        51,408        64,948        17,719        23,993
Operating income .................................        20,673        27,851         7,781        10,700
Income before taxes ..............................        20,332        27,915         7,529        10,872
Net income .......................................     $  11,459     $  16,063     $   4,345     $   6,381
Basic earnings per share .........................     $     .45     $     .62     $     .17     $     .24
Diluted earnings per share .......................     $     .45     $     .61     $     .17     $      24

Shares used in the computation of earnings
    per share -
        Basic ....................................     25,555,336    25,859,032    25,555,336    26,475,914
        Diluted ..................................     25,675,336    26,216,281    25,675,336    27,151,005

                      INTEGRATED ELECTRICAL SERVICES, INC.
                   CONSOLIDATED SUMMARY RESULTS OF OPERATIONS
                (Dollars in Thousands, Except Per Share Amounts)
                                   (Unaudited)

                                                           Nine Months Ended          Three Months Ended
                                                              June 30,                      June 30,
                                                       -----------------------      -----------------------
                                                          1997          1998           1997          1998
                                                       ---------     ---------      ---------     ---------
Revenue ..........................................     $  79,847     $ 219,620      $  30,746     $ 115,287
Gross profit .....................................        14,658        46,200          5,622        23,993
Non-cash non-recurring compensation charge
    in connection with the Acquisitions ..........          --          17,036           --            --
Operating income (loss) ..........................         4,488        (2,046)         2,128        10,700
Income (loss) before taxes .......................         4,532        (1,698)         2,143        10,872
Net income (loss) ................................     $   2,685     $  (8,141)     $   1,326     $   6,381
Basic earnings per share .........................     $     .60     $    (.49)     $     .30     $     .24
Diluted earnings per share .......................     $     .60     $    (.49)     $     .30     $     .24
Shares used in the computation of earnings
    per share -
         Basic ...................................     4,492,039     16,757,359     4,492,039     26,475,914
         Diluted .................................     4,492,039     16,757,359     4,492,039     27,151,005

         Total pro forma combined revenues for the nine months ended June 30, 1998 rose 21% to $303.1 million from $250.3 million for the comparable period of fiscal 1997. Pro forma combined operating income for the first nine months of 1998 grew to $27.9 million, a 35% increase over the $20.7 million reported in the same period last year. Pro forma combined net income for the nine-month period increased to $16.1 million, or $0.61 per diluted share, versus $11.5 million, or $0.45 per diluted share, reported for the first nine months of fiscal 1997, representing a 36% increase in earnings per diluted share.

         Total revenues for the third quarter of fiscal 1998 were $115.3 million, a 28% increase over the $87.3 million reported in the comparable quarter last year. Operating income rose 37% to $10.7 million from $7.8 million in the third quarter last year. Net income for the quarter grew to $6.4 million, or $0.24 per diluted share, a 41% increase in earnings per diluted share over net income of $4.3 million, or $0.17 per diluted share, for the third quarter of fiscal 1997.